UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SOLENO THERAPEUTICS, INC.

(Name of Subject Company)

SIGMA MERGER SUB, INC.

(Offeror)

NEUROCRINE BIOSCIENCES, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

834203309

(CUSIP Number of Class of Securities)

Kyle W. Gano, Ph.D.

Chief Executive Officer

Neurocrine Biosciences, Inc.

6027 Edgewood Bend Court

San Diego, California 92130

(858) 617-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Darin M. Lippoldt	Jamie Leigh
Chief Legal Officer	Kevin Cooper
Neurocrine Biosciences, Inc.	Carlos Ramirez
6027 Edgewood Bend Court	Cooley LLP
San Diego, California 92130	3 Embarcadero Center, 20th Floor
(858) 617-7600	San Francisco, California 94111
(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Sigma Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Neurocrine Biosciences, Inc., a Delaware corporation (“Neurocrine”), for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Soleno Therapeutics, Inc., a Delaware corporation (“Soleno”), in exchange for $53.00 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated April 20, 2026 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Soleno Therapeutics, Inc.

100 Marine Parkway, Suite 400

Redwood City, California 94065

(650) 213-8444

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background. This Schedule TO is filed by Purchaser and Neurocrine. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Neurocrine and Purchaser”)

SCHEDULE I — Information Relating to Neurocrine and Purchaser

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Soleno”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Soleno”)

THE TENDER OFFER — Section 11 (“The Transaction Documents”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Soleno”)

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Soleno”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Soleno”)

THE TENDER OFFER — Section 11 (“The Transaction Documents”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Soleno”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Soleno”)

(b) Conditions. The Offer is not subject to a financing condition.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Neurocrine and Purchaser”)

THE TENDER OFFER — Section 11 (“The Transaction Documents”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Soleno”)

SCHEDULE I — Information Relating to Neurocrine and Purchaser

(b) Securities Transactions. None.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Soleno”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10. Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Soleno”)

THE TENDER OFFER — Section 11 (“The Transaction Documents”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Soleno”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated April 20, 2026.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement as published in The New York Times on April 20, 2026.

(a)(5)(A)	Press Release, dated April 6, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Neurocrine Biosciences, Inc. with the Securities and Exchange Commission on April 6, 2026).

(a)(5)(B)	Investor Presentation, dated April 6, 2026 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Neurocrine Biosciences, Inc. with the Securities and Exchange Commission on April 6, 2026).

Exhibit No.	Description

(a)(5)(C)	Email to Neurocrine Employees, dated April 6, 2026, from Neurocrine’s Chief Executive Officer (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed by Neurocrine Biosciences, Inc. with the Securities and Exchange Commission on April 6, 2026).

(a)(5)(D)	Email to Soleno Employees, dated April 6, 2026, from Neurocrine’s Chief Executive Officer (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed by Neurocrine Biosciences, Inc. with the Securities and Exchange Commission on April 6, 2026).

(a)(5)(E)	Investor Relations FAQ (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO-C filed by Neurocrine Biosciences, Inc. with the Securities and Exchange Commission on April 6, 2026).

(a)(5)(F)	Transcript from Neurocrine Investor Call held on April 6, 2026 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO-C filed by Neurocrine Biosciences, Inc. with the Securities and Exchange Commission on April 7, 2026).

(b)	None.

(d)(1)#	Agreement and Plan of Merger, dated April 5, 2026, by and among Neurocrine Biosciences, Inc., Sigma Merger Sub, Inc. and Soleno Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Neurocrine Biosciences, Inc. with the Securities and Exchange Commission on April 6, 2026).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Neurocrine Biosciences, Inc. with the Securities and Exchange Commission on April 6, 2026).

(d)(3)*	Confidentiality Agreement, dated as of February 24, 2026, by and between Neurocrine Biosciences, Inc. and Soleno Therapeutics, Inc.

(g)	None.

(h)	None.

107*	Filing fee table.

*	Filed herewith.
#

Certain annexes, exhibits or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted annexes, exhibits and schedules upon request by the Securities and Exchange Commission.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2026

SIGMA MERGER SUB, INC.

By:	/s/ Kyle W. Gano
Name:	Kyle W. Gano, Ph.D.
Title:	President

NEUROCRINE BIOSCIENCES, INC.

By:	/s/ Kyle W. Gano
Name:	Kyle W. Gano, Ph.D.
Title:	Chief Executive Officer